August 4, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini

Re:	HASBRO, INC.
Form 10-K for the Fiscal Year Ended December 26, 2021
Response Dated July 15, 2022
File No. 001-06682

Dear Ms. Donahue and Ms. Angelini:

This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 2, 2022.

As discussed with Erin Donahue earlier this morning, the Company will submit its response no later than August 31, 2022.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5726.

Sincerely,
/s/ Matthew S. Gilman
Matthew S. Gilman
Senior Vice President, Corporate, Securities and
Commercial Law